Exhibit 12.1
Ratio of Earnings to Fixed Charges:
Our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

	Original Predecessor		Immediate Predecessor						Successor

		Period from
		July 29, 2006	Period from					Period from	Period from
	Fiscal year	through	December 6,				Thirty-nine	August 2, 2010	October 4, 2010
	ended July 28,	December 5,	2006 through	Fiscal year ended			weeks ended	to October 3,	to May 1,
	2006	2006	July 29, 2007	August 3, 2008	August 2, 2009	August 1, 2010	May 2, 2010	2010	2011

Fixed Charges
Interest expense	11,086	5,533	15,101	22,618	20,557	18,857	14,246	3,147	23,586
Capitalized interest	372	269	508	509	329	253	144	118	318
Interest factor attributable to rental expense	3,171	1,317	6,417	10,759	11,446	11,835	8,811	2,265	7,208

Total Fixed Charges	14,629	7,119	22,026	33,886	32,332	30,945	23,201	5,530	31,112

Earnings
Pre-tax income (loss) from continuing operations	16,991	664	3,914	(4,018)	(7,455)	31,725	24,176	(8,464)	(1,652)
Add: fixed charges	14,629	7,119	22,026	33,886	32,332	30,945	23,201	5,530	31,112
Add: amortization of capitalized interest	187	73	98	170	179	186	139	35	136
Deduct: interest capitalized	(372)	(269)	(508)	(509)	(329)	(253)	(144)	(118)	(318)

Total Earnings	31,435	7,587	25,530	29,529	24,727	62,603	47,372	(3,017)	29,278

Ratio of earnings to fixed charges (1)	2.1	1.1	1.2	—	—	2.0	2.0	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax income (loss) from continuing operations plus fixed charges and amortization of capitalized interest less interest capitalized. Fixed charges include: (i) interest expense and amortization of debt issuance costs; (ii) capitalized interest; and (iii) the portion of rental expense that we believe is representative of the interest component of rental expense. For fiscal year 2008, fiscal year 2009, the period from August 2, 2010 to October 3, 2010 and the period from October 4, 2010 to May 1, 2011, earnings were insufficient to cover fixed charges by approximately $4.4 million, $7.6 million, $8.5 million, and $1.8 million, respectively.